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                            August 22, 2022

       Sandro Piancone
       Chief Executive Officer
       Hempacco Co., Inc.
       9925 Airway Road
       San Diego, CA 92154

                                                        Re: Hempacco Co., Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed August 17,
2022
                                                            File No. 333-263805

       Dear Mr. Piancone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2022 letter.

       Form S-1

       June 30, 2022 Financial Statements
       Condensed Consolidated Statements of Stockholders' Equity, page F-23

   1. Please explain the nature of the transaction "write down of kiosk acquisition price to rollover net book
value" in the amount of $4,361,643 for the three and six months ended
                                                        June 30, 2021. Your
response should address why this transaction is not reflected in your statement of
stockholders' equity for the year ended December 31, 2021.
 Sandro Piancone
FirstName
Hempacco LastNameSandro Piancone
           Co., Inc.
Comapany
August 22, NameHempacco
           2022         Co., Inc.
August
Page 2 22, 2022 Page 2
FirstName LastName
       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Lance Brunson, Esq.